

Mailstop 3233

December 21, 2015

VIA E-MAIL
Mr. Jeffrey K. Waldvogel
Chief Financial Officer
KBS Real Estate Investment Trust III, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

      Re: **KBS Real Estate Investment Trust III, Inc.**
              Form 10-K for the year ended December 31, 2014
              Filed March 9, 2015
              File No. 000-54687

Dear Mr. Waldvogel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 5 – Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, pages 52 – 54

1.   We note that your third party valuation expert concluded that the range in estimated net asset value per share was between $8.46 and $10.27. We further note that you chose an "approximate mid-range value" of $9.42. However, an exact mid-range value appears to be $9.37. Please tell us and revise disclosures in future periodic filings to discuss the facts and circumstances considered and relied upon in choosing the approximate mid-range value of $9.42 instead of an exact mid-range value of $9.37 or any other value within the range. To the extent multiple factors were considered, your response should discuss the weight placed on each factor and the reason any particular factor was favored over another.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities